TSX.V-DRK

OTCBB-DRKOF

Form 20F File No. 0-30072

DEREK REPORTS PROGRESS AT LAK RANCH PROJECT

November 29, 2004

Derek Oil & Gas Corporation (“Derek”) reports that the first part of the US$900,000 3-D seismic survey is underway at LAK Ranch.  Some 3800 receiver stations (55% of the total planned number of receiver stations) have been surveyed.  Once all of the receiver locations have been surveyed in, surveying of the source point locations will commence. Location of the seismic survey points is expected to be completed in early December.   Seismic equipment layout and actual seismic recording is expected to be completed by year end (weather permitting).

Plans have begun for an additional vertical well, located approximately 200 feet north of the existing horizontal well pair.  This well will be used for pressure and/or temperature monitoring of steam injection and for calibrating the seismic survey with up-to-date sonic data.  The vertical well location has been selected so that it may be used as a future steam injector.  Drilling of this  well is expected to occur in early January.

Derek has also retained Pacific Geotechnical Associates, of Bakersfield, California to prepare an independent geologic/reservoir model incorporating all of the available LAK Ranch Project data.  A great deal of this project data is now available in digital format from Ivanhoe Energy (USA) Inc., the project operator.  New well data and 3-D seismic data will be integrated into the model as it becomes available.

ON BEHALF OF THE BOARD

“Barry C.J. Ehrl”

Barry C.J. Ehrl

President

For further information please contact Investor Relations 1-888-756-0066 or (604)-331-1757

Website: http://www.derekoilandgas.com/

Corporate E-Mail: info@derekoilandgas.com

Investor Relations E-Mail: erica@derekoilandgas.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This document includes forward- looking statements.  Forward-looking statements include, but are not limited to, the continued advancement of Derek Oil and Gas’s LAK Ranch project. When used in this document, the words “potential”, “plan”,”could”,”estimate”,”estimate”,”expect”, “intend”, “may”, “should”, and similar expressions are intended to be among the statements that identify forward-looking statements.  Although Derek believes that their expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Important factors that could cause actual results to differ from these forward-looking statements include the potential that Derek’s LAK Ranch project will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, and other risks disclosed in our Form 20-F filed with the U.S. Securities and Exchange Commission.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares of the Company in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under securities law of such state or jurisdiction.

Cautionary Note to U.S. Investors:  Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1201, 1111 W. Hastings Street, Vancouver, British Columbia, Canada, V6E2J3.  You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company’s Annual Information Form.